May 18, 2021	Todd P. Zerega TZerega@perkinscoie.com D. +1.202.654.6378 F. +1.202.654.9941

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Christina Fettig

Re:	WesMark Funds File No. 333-16157; ICA No. 811-07925

Dear Ms. Fettig:

On behalf of our client, WesMark Funds (the “Trust”), and its series (the “Funds”), we are responding to oral comments provided in a telephone conversation with Christina Fettig of the Division of Investment Management on April 9, 2021 relating to a review pursuant to the requirements under the Sarbanes-Oxley Act of 2002 of the Trust’s financial statements filed on Form N-CSR and other fund filings.

The comments are set forth below. Responses follow each comment. Any text citation refers to a revised fund filing.

Form N-CEN for the December 31, 2020 Reporting Period

1.	Comment

Please file an amended Form N-CEN for the December 31, 2020 reporting period for the Trust in order to include the internal control report.

Response

In conjunction with this letter, we have filed an amended Form N-CEN for the December 31, 2020 reporting period and have attached the internal control report thereto.

2.	Comment

In the Trust’s Form N-CEN filed for the December 31, 2020 reporting period, Item B.9 is marked in such a manner as if to suggest that there has been a change in the Chief Compliance Officer (“CCO”) of the Trust, which appears to be a hold-over response from the previous reporting period.

May 18, 2021

Response

In the amended Form N-CEN for the Trust that is being filed with this letter, we have updated the response to Item B.9.i to correctly indicate that the CCO has not changed since the last filing.

Prospectus

3.	Comment

Please explain if active and frequent trading is part of the WesMark Tactical Opportunity Fund’s strategy. If so, please include high turnover as a risk and active or frequent trading as part of the strategy, if applicable.

Response

In response to your comment we will add the following to the “Principal Investment Strategies” section of the next update to the prospectus of the WesMark Tactical Opportunity Fund:

As the Fund’s assets under management have increased, trading volumes have increased proportionately. Increased trading may cause the Fund to have an increased portfolio turnover rate and increase the Fund’s trading costs, which may have an adverse impact on the Fund’s performance. An increase in the portfolio turnover rate may result in the Fund generating more short-term capital gains or losses. Short-term gains are generally taxed at a higher rate than long-term gains. Any short-term losses are used first to offset short-term gains.

4.	Comment

Please consider whether the expected discontinuation of LIBOR is a principal risk for the WesMark Government Bond Fund.

Response

We have considered this comment and will include the following disclosure on LIBOR risk in the “Principal Risks” section of the next update to the prospectus of the WesMark Government Bond Fund:

May 18, 2021

LIBOR Risk

Certain of the Fund’s underlying investments may be based on floating rates, such as LIBOR. The London Interbank Offered Rate, or LIBOR, is a benchmark that serves as the interest rate on loans and financial instruments globally. Plans are underway to phase out the use of LIBOR. Currently LIBOR is anticipated to be discontinued on June 30, 2023, except for the one-week and two-month tenors which are expected to cease on December 31, 2021. Any replacement rate chosen may be less favorable than the current LIBOR rates. Until it ceases publication, the Fund may continue to invest in assets that may reference LIBOR or otherwise use LIBOR.

Financial Statement Disclosures Across Various Filings

5.	Comment

With the recent change in primary benchmark for the WesMark Tactical Opportunity Fund, please provide the required disclosures pertaining to the change in primary benchmark as outlined in Instruction 7 to Item 27(b)(7)(ii) of Form N-1A.

Response

The primary benchmark of the WesMark Tactical Opportunity Fund did not change in the period ended December 31, 2020 and has been disclosed in the prospectus of the WesMark Tactical Opportunity Fund as the Hedge Fund Research, Inc. (“HFRI”) Fund of Funds Index since the inception of the Fund in 2018. However, it was discovered the HFRI Fund of Funds Index was not disclosed in the Form N-CSR and accordingly the change was made to conform to the prospectus disclosure. The Fund’s CCO is implementing an additional control measure under which the CCO and a portfolio manager to a Fund, including the Tactical Opportunity Fund, must both sign off on the disclosure with respect to a Fund’s primary market benchmark in both the prospectus and shareholder report and any change thereto.

6.	Comment

In future filings on Form N-CSR, please disclose the class of shares of the Federated Hermes Government Obligations Fund held by the Funds.

Response

We acknowledge this comment and will provide the requested disclosures in future filings on Form N-CSR for the Funds.

May 18, 2021

7.	Comment

In future filings on Form N-CSR, in the note entitled, “Investment Adviser Fee and Other Transactions with Affiliates,” please disclose how often the management fee is paid to the Funds’ investment adviser (e.g., quarterly, monthly, etc.).

Response

We acknowledge this comment and will provide the requested disclosures in future filings on Form N-CSR for the Funds.

8.	Comment

Please provide to the disclosures regarding the liquidity risk management program required under Item 27(d)(6)(ii) of Form N-1A.

Response

The Trust is supplementing its annual shareholder report for the reporting period ending December 31, 2020, which was filed with the SEC via EDGAR on March 4, 2021 on Form N-CSR (Accession No. 0001398344-21-005594), to provide the disclosures regarding the liquidity risk management program required under Item 27(d)(6)(ii) of Form N-1A. The Board’s annual review of the liquidity risk management program will be such that we anticipate the disclosure required under Item 27(d)(6)(ii) of Form N-1A being in the Funds’ annual report on an ongoing basis.

9.	Comment

In future filings on Form N-CSR, please include additional detail related to the nature of services related to tax fees, as required under Item 4(c) of Form N-CSR.

Response

We acknowledge this comment and will provide the requested disclosures in future filings on Form N-CSR for the Funds.

* * *

If you have any further comments, please contact me at (202) 654-6378.

May 18, 2021

Sincerely,

/s/ Todd P. Zerega

Todd P. Zerega

TPZ:ta

cc:	Jennifer Roth - WesMark Funds